Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Compton reports second quarter 2010 results

     CALGARY, Aug. 5 /CNW/ - Compton Petroleum Corporation (TSX - CMT) reports its financial and operating results for the second quarter ended June 30,
2010.
     The full text of Management's Discussion and Analysis ("MD&A") and the
Corporation's audited consolidated financial statements can be found on the
Corporation's website at www.comptonpetroleum.com, at www.sedar.com and at
www.sec.gov.

     Q2 2010 in Review

     <<
     Summary of Results:

     -   Cash flow was $11.2 million or $0.04 per diluted share
     -   Operating loss was $21.5 million or $0.08 per diluted share
     -   Net loss was $52.3 million or $0.20 per diluted share
     -   Capital expenditures were $8.6 million, before acquisitions and divestitures
     >>

     Achievements:

     The upper end of Management's budget expectations was reached during the second quarter as a result of Compton's focus on improving operational results and reducing costs. Results for the quarter included:

     <<
     -   Maintained average production of 19,481 boe/d, which was slightly above the 19,411 boe/d in the first quarter of 2010 and approximately
         1,200 boe/d ahead of plan

     -   Operating costs were up slightly to $10.46 per boe versus $10.01 per boe in the second quarter of 2009, but were reduced from the $11.29 per boe for 2009 (full year average) despite lower production

     -   Decreased operating and administrative expenditures by $2.4 million from the second quarter of 2009

     -   Improved drilling processes at Niton resulted in higher average initial production rates and lower drilling costs

         -  The continued focus on optimization and reliability enhanced base production performance

     -   Completed the sale of $115.0 million in assets at Niton effective
         June 30, 2010, and announced an agreement to sell $35.2 million in assets at Gilby, which closed in July

     -   Closed the final 0.75% of the overriding royalty transaction for proceeds of $14.3 million, bringing the total overriding royalty obligation to 5.0% and total proceeds of $95.0 million

     -   Strengthened the Corporation's capital structure by further reducing debt from year-end 2009 levels:

         -  Total bank debt and senior notes decreased by 17% to $469.1 million

         -  The Senior Credit Facility's balance was eliminated, and the
            Facility was renegotiated and renewed effective July 1, 2010

         -  A Recapitalization Plan for the Corporation's Senior Term Notes
            was initiated subsequent to the second quarter (see 'Outlook'
            section)

         -  The banking syndicate has agreed to increase the borrowing limit, extend the term of the Facility and reduce the interest margin by
            0.5% from previous levels upon completion of the Recapitalization
            Plan
     >>

     North American natural gas prices continued to trade near the low point of the price cycle during the second quarter, and expectations are that they will continue to remain depressed over the near term due to excess supplies of natural gas. In this environment, Compton continued its prudent approach to capital investment commitments and focused its development strategy on optimizing asset value, reducing costs, and carefully managing its capital structure throughout the second quarter of 2010. As a result, Compton improved its operating efficiencies and partially offset the impact of lower natural gas prices on cash flows generated by operations, which remain below normalized levels.
     "We continue to deliver strong results from our asset base," said Tim
Granger, President and Chief Executive Officer. "Improved capital efficiencies have enabled us to stabilize production rates with a constrained capital investment program. The efficiency of our asset base will be increasingly evident as we move forward and complete our 2010 development program. In addition, we are continuing to reduce our cost structures and improve our capital structure, which is further strengthening the Corporation."

     Financial Review

     <<
                    Three Months Ended June 30      Six Months Ended June 30
     (000s, except ----------------------------- -----------------------------
      per share                            %                             %
      amounts)         2010      2009    Change      2010      2009    Change
     -------------------------------------------------------------------------

     Total
      revenue      $ 57,790  $ 54,124        7%  $129,058  $123,023        5%
     Cash
      flow(1)(2)   $ 11,162  $  9,572       17%  $ 32,683  $ 31,613        4%
     Per share
      - basic
        (1)(2)     $   0.04  $   0.08      (50%) $   0.12  $   0.25      (52%)
      - diluted
        (1)(2)     $   0.04  $   0.08      (50%) $   0.12  $   0.25      (52%)
     Operating
      loss(1)(2)(3)$(21,511) $(14,782)    (146%) $(26,283) $(19,149)    (138%)
     Net earnings
      (loss)(3)    $(52,254) $ 19,848     (364%) $(35,297) $  2,480   (1,524%)
     Per share
      - basic      $  (0.20) $   0.16     (225%) $  (0.13) $   0.02     (750%)
      - diluted    $  (0.20) $   0.16     (225%) $  (0.13) $   0.02     (750%)
     Capital
      expenditures
      before
      acquisitions
      and
      divestments  $  8,631  $ 16,245      (46%) $ 19,374  $ 32,131      (39%)

                                                  June 30,      Dec. 31,  %
     As at                                           2010          2009 Change
     Total bank debt & senior notes           $   469,061  $    568,924  (17%)
     Shareholders equity                      $   958,170  $    992,237   (3%)
     Shares outstanding                           263,579       263,573     -

     (1) Prior periods have been revised to conform to current period presentation
     (2) Cash flow and operating loss are non-GAAP measures and are addressed in detail in the 'Advisories' section
     (3) Three and six months ended June 30, 2010 includes non-recurring costs of $13.3 million related to surplus office lease costs
     >>

     Revenue increased by 7% in the second quarter of 2010 compared to 2009 due to higher realized commodity prices, particularly liquids prices, despite lower production volumes. The higher average realized prices also impacted cash flow, which was 17% higher in the second quarter of 2010 compared to the same period in 2009. Compton reported a net loss for the second quarter of
2010 of $52.3 million versus earnings of $19.8 million in the second quarter of 2009 due to non-cash unrealized foreign exchange and risk management losses during the second quarter of 2010. In addition, contributing to the loss in
2010 was a non-recurring expense of $13.3 million related to the termination of the Corporation's obligation for unused office space. The office lease surrender payment reduces rent obligations in future periods.
     Capital spending, before acquisitions and divestitures, decreased by 46%
in the second quarter of 2010 compared with the second quarter of 2009.
Capital spending was lower than anticipated for the quarter due to the reduced cost of drilling and delays caused by weather. The majority of the drilling capital was focused on wells targeting the Belly River formation in Southern
Plains, as well as the drilling of one Glauconite well. The Corporation drilled or participated in seven wells during the quarter as compared to nine wells in 2009.

     <<
     Operations Review

                    Three Months Ended June 30      Six Months Ended June 30
                   ----------------------------- -----------------------------
                                           %                             %
                       2010      2009    Change      2010      2009    Change
     -------------------------------------------------------------------------

     Average daily
      production
       Natural gas
        (MMcf/d)         98       108       (9%)       98       113      (13%)
       Liquids
        (bbls/d)      3,076     3,428      (10%)    3,156     3,540      (10%)
     -------------------------------------------------------------------------
       Total
        (boe/d)      19,481    21,440       (9%)   19,446    22,312      (12%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Realized prices
       Natural
        gas
        ($/mcf)   $    4.15  $   3.80       10%  $   4.90  $   4.51        9%
       Liquids
        ($/bbl)   $   66.00  $  49.93       33%  $  66.81  $  43.99       52%
     -------------------------------------------------------------------------
       Total
        ($/boe)   $   31.41  $  27.74       14%  $  35.48  $  30.46       17%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Field
      netback(1)
      ($/boe)     $   17.73  $  17.97       (1%) $  20.07  $  19.40        4%
     -------------------------------------------------------------------------
     (1) Field netback is a non-GAAP measures and is addressed in detail in the MD&A
     >>

     The excellent drilling results achieved at Niton in the first quarter of
2010 were the major contributor to the Corporation's continued strong performance. In addition, Compton's focus on optimization and reliability enhanced base production performance. These better than predicted sustained production rates resulted in the quarter's volumes exceeding budget by more than 1,200 boe/d, and maintained production volumes at 19,481 boe/d compared to 19,411 boe/d in the first quarter of 2010. Also, a 40% non-operated Rock
Creek well was brought on production during the second quarter, adding approximately 800 boe/d to the quarter's volumes.
     In the Southern Plains area, four of the six Belly River wells drilled in the first half of the year were brought on production. Better than anticipated results with these wells reflect the success of Compton's ongoing emphasis on indentifying optimal Belly River targets. The completion of the remaining two wells was delayed due to lease conditions, but are expected to be completed and brought on production in the third quarter of 2010.
     In June, Compton announced the sale a portion of its natural gas assets located in the Niton and Gilby areas in Central Alberta for gross proceeds of
$150.2 million. The sales closed at the end of June and on July 15, 2010. A portion of the proceeds will be used to provide additional capital for
Compton's 2010 development program.
     Drilling activity for the remainder of the year is on plan. Management anticipates that the development portion of its 2010 capital expenditure program will range between $60.0 and $70.0 million (before acquisitions and dispositions). The asset sales announced in the second quarter resulted in some reallocation of capital between areas to maximize potential return on investment. For the remainder of 2010, Compton will continue advancing emerging formations in Niton and proving the value of the asset base in High
River, Callum/Cowley and Southern Plains.

     <<
     -   Niton: In the second half of the year, Compton will shift focus from the Rock Creek formation to uphole proven zones. The current development plan is as follows:

         -  4 Cardium oil wells
         -  1 Spirit River/Wilrich well recompletion
         -  2 Second White Specks oil wells
         -  3 Rock Creek gas wells

     -   High River: Of the current 10 well refracture inventory, three to four wells are planned for the remainder of the year. Two to three new wells are scheduled to be drilled and are targeted for completion by the end of 2010. Extensive technical work has been done on these locations. Indications are that the cost to drill these wells could be up to 20% lower than previous levels.

     -   Callum/Cowley/Todd Creek: Work is proceeding to obtain well licenses for future drilling locations. Two Callum/Cowley wells in the Belly
         River and one Todd Creek well in the Cadomin are expected to be drilled prior to year-end. The Cadomin well drilled in 2009 has produced at better than expected rates, which contributed to exceeding the second quarter's volume budget.

     -   Southern Plains: Results from two additional Glauconite recompletions and an additional Glauconite drill are expected prior to year-end.
         The current inventory of 50 locations is being reviewed for the 2011 program. The Belly River location optimization continues, positioning
         Compton for a larger scale Belly River program if commodity prices strengthen.
     >>

     Compton's operating efficiency initiatives continued during the second quarter, targeting cost optimization and maximizing reliability. The stretch target of reducing operating costs by an additional $10 million per year is
65% complete. The Corporation's operational reliability has improved, which contributed to better than anticipated base production volumes in the second quarter. The implementation of identified initiatives is expected to be complete by the fourth quarter of 2010, allowing for a reduced operating expense budget to be set for 2011.

     Outlook

     Subsequent to the quarter, the Corporation announced a proposed
Recapitalization Plan that affects its Senior Term Notes. The Recapitalization
Plan proposes to exchange all of the existing US$450.0 million Senior Notes for a combination of:

     <<
     a) US$193.5 million 10% notes due 2017 (the "New Notes");
     b) US$184.5 million of cash; and
     c) US$45.0 million 10% notes due September 2011 (the "Mandatory
        Convertible Notes").
     >>

     The exchange of all of the Corporation's Notes under the Recapitalization
Plan is proposed to be completed pursuant to the Plan of Arrangement (the
"Arrangement") under the Canada Business Corporations Act which includes the calling a meeting of noteholders. The meeting date for noteholders to vote on the Arrangement has been set for September 14, 2010. The Arrangement will require the approval of two-thirds of the votes cast by noteholders present in person or by proxy at the Meeting and who are entitled to vote on the
Arrangement resolution. Subject to receiving the required approvals and to other conditions, it is anticipated that the effective date of the Arrangement will be on or about September 15, 2010.
     Management and the Board of Directors believe that the Arrangement will provide the following key benefits to the Corporation:

     <<
     -   Additional improvement in financial strength through debt reduction of approximately $217.4 million from approximately $599.0 million to
         $381.6 million, significantly reducing debt service obligations;

     -   Compton's banking syndicate has indicated its support for the
         Recapitalization by agreeing, conditional upon the completion of the
         Arrangement, to an increase in the Facility to $225.0 million (from
         $150.0 million previously) and through the addition of two new members to the syndicate; and

     -   The Corporation will be able to turn its full attention to its asset base, targeting production and cash flow growth through internal development and accretive acquisition opportunities.
     >>

     The Recapitalization is the final step in the repositioning of Compton's existing capital structure, creating a sustainable base going forward.
Management will now increase its focus on its strategic growth plan, maximizing the value of its asset base.
     The current unfavourable outlook for natural gas in North America is expected to continue to constrain the Corporation's cash flows levels. This is expected to be somewhat offset by better than expected volumes and reduced costs. Compton's guidance for 2010 was revised in June due to the asset sales as follows:

     <<
                                    Current Expectation
                                    ------------------------------------------
     Average daily production
      (boe/d)                       High end of range(1)      16,000 - 16,500
     Administrative expenses
      ($ millions)                  Low end of range(1)       $25 - $27
     Operating costs ($ millions)   Low end of range(1)       $80 - $85
     Cash flow(2) ($ millions)      High end of range(1)      $40 - $50
     Capital expenditures(3)
      ($ millions)                                            $70 - $80
     2010 Pricing:
       Natural gas - AECO (Cdn$/GJ)                           $4.70
       Crude oil - Edmonton Sweet
        (Cdn$/bbl)                                            $78.39
       Exchange rate (US$/Cdn$)                               $0.99

     (1)  While maintaining guidance in the interim, Management expects further improvements in increasing production and reducing costs
     (2)  A $0.25 change in the AECO natural gas price is expected to result in a $7.0 million change in cash flow
     (3)  Includes development and corporate capital expenditures
     >>

     Management remains committed to maintaining its financial prudence and improving its capital efficiencies, focusing on proving the value of key areas and formations in Compton's asset base. Management will apply the knowledge gained at Niton to the drilling of horizontal multiple-stage fracture wells at
High River during the second half of 2010, as well as to target new growth opportunities in undeveloped formations in Niton and the Southern Plains. The results of these activities are expected to prove the underlying value and development potential of Compton's large asset base, and provide solid returns to its shareholders in a conservative natural gas price environment.

     Additional Information

     Compton has filed its Consolidated Financial Statements for the three months ended June 30, 2010 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com, www.sec.gov or the Corporation's website,
www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo(at)comptonpetroleum.com.

     Advisories

     Non-GAAP Financial Measures

     Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.
     Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.
     Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss)
represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.
     Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.
     Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.
     Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.
     Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

     Use of Boe Equivalents

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

     Forward-Looking Statements

     Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of June 30, 2010, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays:
the Rock Creek sands at Niton in central Alberta, the Basal Quartz sands at
High River in southern Alberta, and the shallower Southern Plains sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Being in the Deep Basin, all areas have multi-zone potential, providing future development and exploration opportunity. Natural gas represents approximately 84% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT.

     %CIK: 0001043572

     /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732; C.W. Leigh Cassidy, Vice President, Finance &
CFO, Ph: (403) 205-5812, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:23e 05-AUG-10